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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 02428

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fifth Third Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38 Fountain Square Plaza
(No. and Street)

Cincinnati	Ohio	45263
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sara M. Willingham — (513)534-0271
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP.
(Name – *if individual, state last, first, middle name*)

250 East 5th Street	Cincinnati	Ohio	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Howard Hammond and Sara Willingham, affirm that, to the best of our knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of Fifth Third Securities, Inc., as of and for the year ended December 31, 2015, are true and correct. We further affirm that neither the Corporation nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



President



Financial & Operations Principal

Subscribed and sworn to before me
this 26th day of February, 2016


ALBERT P. CLIFFEL III, ATTORNEY AT LAW
NOTARY PUBLIC-STATE OF OHIO

Notary Public

This report contains (check all applicable boxes):

- (x) Report of Independent Registered Public Accounting Firm.
- (x) (a) Facing Page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Operations.
- (x) (d) Statement of Cash Flow.
- (x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sold Proprietors' Capital.
- (x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (x) Notes to Financial Statements.
- (x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- (x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
- (x) (i) Information relating to the possession or control requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
- ( ) (j) A reconciliation, including appropriate explanations of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. [not applicable]
- ( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. [not applicable]
- (x) (l) An Oath or Affirmation.
- ( ) (m) Copy of the SIPC Supplemental Report. [filed separately]
- ( ) (n) A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of the SEC Rule 15c3-3 (the "Exemption Report") and the Report of Independent Registered Public Accounting Firm Thereon. [filed separately]

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fifth Third Securities, Inc.

(A Wholly-Owned Subsidiary of Fifth Third Bank)

Statement of Financial Condition and Notes to the Financial Statement as of December 31, 2015, and Report of Independent Registered Public Accounting Firm

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

SEC File Number 8-02428

FIFTH THIRD SECURITIES, INC.
(A Wholly-Owned Subsidiary of Fifth Third Bank)

TABLE OF CONTENTS



Deloitte & Touche LLP
250 East Fifth Street
Suite 1900
Cincinnati, OH 45202
USA

Tel: +1 513 784 7100
www.deloitte.com

REPORT OF INDEPENEDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Fifth Third Securities, Inc.
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of Fifth Third Securities, Inc. (the "Corporation") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Fifth Third Securities, Inc. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2016

FIFTH THIRD SECURITIES, INC.
(A Wholly-Owned Subsidiary of Fifth Third Bank)

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2015

ASSETS:	
Cash and cash equivalents	$ 41,861,957
Receivable from clearing broker-dealer	21,844,904
Receivable from affiliated companies	3,738,568
Income tax receivable from Parent Company or affiliated companies	500,954
Other receivables	9,524,527
Securities owned, at fair value	329,124,686
Property and equipment - net	513,265
Goodwill	47,390,353
Deferred income taxes - net	2,121,401
Other assets	1,929,014
Total Assets	$ 458,549,629
LIABILITIES:	
Accounts payable	$ 574,600
Payable to Parent Company	893,052
Securities sold, not yet purchased	29,287,505
Accrued employee compensation and benefits	11,370,144
Other liabilities	4,545,310
Total Liabilities	46,670,611
SHAREHOLDERS' EQUITY:	
Capital stock, $100 par value-authorized-17,375 shares, issued and outstanding-7,619 shares	761,900
Additional paid-in capital	300,046,867
Retained earnings	111,070,251
Total Shareholders' Equity	411,879,018
Total Liabilities and Shareholders' Equity	$ 458,549,629

Refer to Notes to the Financial Statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Fifth Third Securities, Inc. (the "Corporation") is a broker-dealer and Registered Investment Advisor, registered with the U.S. Securities & Exchange Commission (the "SEC"). The Corporation is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Corporation is a wholly-owned subsidiary of Fifth Third Bank (the "Parent Company"). The Parent Company is an indirect wholly-owned subsidiary of Fifth Third Bancorp (the "Bancorp"). The Corporation may enter into transactions with other subsidiaries of the Parent Company (the "affiliated companies") in the normal course of business.

In its capacity as a broker-dealer, the Corporation executes principal transactions and agency transactions, and performs underwriting and investment banking services. The Corporation conducts business with other broker-dealers that are located throughout the United States on behalf of its customers and for its own proprietary accounts. The Corporation's customers are primarily located throughout the Midwestern and Southeastern United States. The Corporation clears all transactions on a fully-disclosed basis through a clearing broker-dealer.

The Corporation operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. These policies require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Corporation is also subject to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable laws or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statement includes the accounts of the Corporation, which is engaged in a single line of business as a securities broker-dealer comprised of several classes of services, including both principal and agency transactions, and underwriting and investment banking services. The accompanying financial statement is presented on the accrual basis of accounting.

Use of Estimates — The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

Income Taxes — The Corporation is included in the consolidated federal income tax return filed by the Bancorp. As described in the tax sharing agreement between the Corporation and the Bancorp, federal income taxes are calculated as if the Corporation filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Bancorp. The amount of

current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates.

Goodwill – Goodwill is required to be tested for impairment on an annual basis, which for the Corporation is September 30, and more frequently if events or circumstances indicate that there may be impairment. Impairment exists when a reporting unit's carrying amount of goodwill exceeds its implied fair value. The Corporation has determined that it is an entity-level reporting unit under U.S. GAAP. In testing goodwill for impairment, U.S. GAAP permits the Corporation to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount or bypass this qualitative assessment and proceed directly to Step 1 of the goodwill impairment test. Step 1 of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, Step 2 of the goodwill impairment test is performed to measure the amount of impairment loss, if any.

Securities Owned, at Fair Value and Securities Sold, Not Yet Purchased — Securities are classified as trading when bought and held principally for the purpose of selling them in the near term. The fair value of a security is determined based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments or discounted cash flow models that incorporate market inputs and assumptions including discount rates, prepayment speeds, and loss rates.

Subsequent Events — The Corporation has evaluated subsequent events through the issuance date for the financial statements.

Recently Issued Accounting Pronouncements —

Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity
In April 2014, the FASB issued amended guidance that changes the criteria for reporting discontinued operations. The amended guidance requires a disposal of a component of an entity or a group of components of an entity to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results when any of the following occurs: 1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; 2) the component of an entity or group of components of an entity is disposed of by sale; or 3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff). The amended guidance requires an entity to present, for each comparative period, the assets and liabilities of a disposal group that includes a discontinued operation separately in the asset and liability sections, respectively, of the statement of financial position, as well as additional disclosures about discontinued operations. The amended guidance is to be applied prospectively for 1) all disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years; and 2) all businesses or nonprofit activities that, on acquisition, are classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued. The Corporation adopted the amended guidance on January 1, 2015 and the adoption of the amended guidance did not have a material impact on the Corporation's financial statements.

Customer's Accounting for Fees Paid in a Cloud Computing Arrangement
In April 2015, the FASB issued amended guidance on a customer's accounting for fees paid in a cloud computing arrangement. Under the amended guidance, if a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement

consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The amended guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015, with early adoption permitted. The amended guidance may be applied either prospectively to all arrangements entered into or materially modified after the effective date, or retrospectively. The Corporation adopted the amended guidance prospectively on January 1, 2016 and the adoption did not have material impact on the Corporation's financial statements.

Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share
In May 2015, the FASB issued amended guidance to remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amended guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The amended guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The amended guidance should be applied retrospectively to all periods presented. The retrospective approach requires that an investment for which fair value is measured using the net asset value per share practical expedient be removed from the fair value hierarchy in all periods presented in an entity's financial statements. Earlier application is permitted. The Corporation adopted the amended guidance on January 1, 2016 and the adoption did not have a material impact on the Corporation's financial statements.

3. CASH AND SECURITES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Corporation operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Corporation clear all transactions on behalf of its customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customer and maintains and preserves all related books and records customarily kept by a clearing broker-dealer.

While exempt under Paragraph (k)(2)(ii), the Corporation offers a commission rebate program to certain clients and therefore maintains a Rule 15c3-3 bank account. As of December 31, 2015, the balance in this account was $935,047, which exceeded amounts to be rebated to clients of $3,706. The balance is included within Cash and cash equivalents in the Statement of Financial Condition.

4. SECURITIES TRANSACTIONS

Securities owned, at fair value and securities sold, not yet purchased, are recorded at fair value. Total securities at December 31, 2015 consist of the following:

	Securities	
	Owned, at fair value	Sold, not yet purchased
State and municipal obligations	$ 8,662,658	$ 22,240
Corporate obligations	17,263,436	3,700,774
Money market investments	275,695,769	-
Mutual funds	18	714
U.S. Government, government sponsored agency, and agency obligations	24,825,687	23,610,371
Commercial paper and certificates of deposit	2,211,758	1,953,406
Stocks	465,360	-
Total securities	$ 329,124,686	$ 29,287,505

Securities transactions are recorded in the accounts on a trade-date basis.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Corporation clears all of its transactions through a clearing broker-dealer on a fully-disclosed basis. The Corporation's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Corporation. The Corporation does not anticipate nonperformance by customers in the above situations. The Corporation, through a clearing broker-dealer, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Corporation's clearing broker-dealer monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or reduce positions, when necessary. The Corporation's policy is to monitor its market exposure and counterparty risk. In addition, the Corporation has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business.

The Corporation is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review and monitor, as necessary, the credit standing of and exposure to each counterparty.

At December 31, 2015, the Corporation had the following securities that exceeded 10% of total securities positions, which equals securities owned, at fair value less securities sold, not yet purchased, of which there were none:

Description	Fair Value	Percentage of Total Securities
Federated Government Obligations Fund	$ 175,733,367	59%
Fidelity Government Money Market Fund	99,962,402	33%
	$ 275,695,769	92%

6. INCOME TAXES

The Corporation is included in the consolidated federal income tax return filed by the Bancorp. Federal and state income taxes are calculated as if the Corporation files separate income tax returns.

Deferred income taxes are comprised of the following temporary differences at December 31, 2015:

Deferred tax assets:	
Deferred compensation	$ 2,135,582
Deferred income/expense	245,688
Reserves	230,482
State deferred taxes	139,265
Other	2,823
Total deferred tax assets	2,753,840
Deferred tax liabilities:	
Prepaid expenses	583,696
Other	48,743
Total deferred tax liabilities	632,439
Total net deferred tax asset	$ 2,121,401

The Corporation has determined that a valuation allowance is not needed against the deferred tax assets as of December 31, 2015. The Corporation considered all of the positive and negative evidence available to determine whether it is more likely than not that the deferred tax assets will ultimately be realized and, based upon that evidence, the Corporation believes it is more likely than not that the deferred tax assets recorded at December 31, 2015 will ultimately be realized. The Corporation reached this conclusion as the Corporation has sufficient taxable income in the carryback period and it is expected that the Corporation's remaining deferred tax assets will be realized through the reversal of its existing taxable temporary differences and its projected future taxable income.

As of January 1, 2015 and December 31, 2015, there were no unrecognized tax benefits.

7. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2015, consists of the following:

Furniture and equipment	$ 1,127,827
Premises	772,269
Software	359,777
Leasehold improvements	213,784
Land	111,650
Total	2,585,307
Accumulated depreciation	(2,072,042)
Property and equipment - net	$ 513,265

8. GOODWILL

As of December 31, 2015, the Corporation had goodwill of $47,390,353. The Corporation completed its most recent annual goodwill impairment test as of September 30, 2015, and determined that no impairment existed.

9. FAIR VALUE MEASUREMENTS

The Corporation measures certain financial assets and liabilities at fair value in accordance with U.S. GAAP, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into 3 broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Corporation's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Corporation's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

The following table summarizes assets and liabilities measured at fair value on a recurring basis:

As of December 31, 2015	Fair Value Measurements Using Quoted Prices in Active Markets for Identical Assets (Level 1) (a)	Significant Other Observable Inputs (Level 2) (a)	Significant Unobservable Inputs (Level 3) (b)	Total Fair Value
ASSETS:				
Securities owned, at fair value				
State and municipal obligations	$ -	$ 8,662,658	$ -	$ 8,662,658
Corporate obligations	-	17,263,436	-	17,263,436
Money market investments	275,695,769	-	-	275,695,769
Mutual funds	18	-	-	18
U.S. Government, government sponsored agency, and agency obligations	-	24,825,687	-	24,825,687
Commercial paper and certificates of deposit	-	2,211,758	-	2,211,758
Stocks	465,360	-	-	465,360
Securities owned, at fair value	276,161,147	52,963,539	-	329,124,686
Derivative assets	13,945	-	-	13,945
Derivative assets	13,945	-	-	13,945
Total assets	$ 276,175,092	$ 52,963,539	$ -	$ 329,138,631
LIABILITIES:				
Securities sold, not yet purchased				
State and municipal obligations	$ -	$ 22,240	$ -	$ 22,240
Corporate obligations	-	3,700,774	-	3,700,774
Mutual funds	714	-	-	714
U.S. government, government sponsored agency, and agency obligations	22,610,361	1,000,010	-	23,610,371
Commercial paper and certificates of deposit	-	1,953,406	-	1,953,406
Securities sold, not yet purchased	22,611,075	6,676,430	-	29,287,505
Total liabilities	$ 22,611,075	$ 6,676,430	$ -	$ 29,287,505

(a): During the year ended December 31, 2015, no assets or liabilities were transferred between Level 1 and Level 2.
(b): During the year ended December 31, 2015, there were no transfers in or out of Level 3.

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Financial Instruments Measured at Level 1 — Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities within securities owned, at fair value include money market investments, mutual funds and stocks, which are valued based on market transactions involving identical assets that are actively traded, and exchange-traded derivatives valued using quoted prices which include Treasury note futures. Level 1 securities within securities sold, not yet purchased include mutual funds and U.S. government obligations, which are valued based on market transactions involving identical securities that are actively traded.

Financial Instruments Measured at Level 2 — If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Level 2 securities within securities owned, at fair value and securities sold, not yet purchased include: state and municipal obligations valued based on bonds with similar characteristics; corporate obligations valued utilizing an Option Adjusted Spread model; U.S. Government obligations valued utilizing a matrix-based approach and discounted cash flows; and commercial paper and certificates of deposits valued utilizing a matrix-based approach.

Financial Instruments Measured at Level 3 — In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. There were no securities included within Level 3 as of December 31, 2015.

Short-term Financial Assets and Liabilities — The fair values of the receivable from the clearing broker, Parent Company and affiliated companies approximate their carrying amounts because of the short maturities of the instruments. Similarly, due to the short-term nature of all other financial assets and liabilities, their carrying values approximate fair value.

10. DERIVATIVE FINANCIAL INSTRUMENTS

The Corporation may use free-standing derivative instruments to reduce certain risks related to interest rate volatility. These instruments, if any, are included within other assets and other liabilities. Derivative instruments the Corporation may use include futures contracts based on Treasury notes and Treasury bonds. Futures contracts are contracts in which the buyer agrees to purchase, and the seller agrees to make delivery of, a specific financial instrument at a predetermined price or yield.

As of December 31, 2015, the Corporation had derivative contracts with a notional amount of $2,500,000 and a positive fair value of $13,945 recorded in other assets. Credit risks arise from the possible inability of counterparties to meet the terms of their contracts. The Corporation's exposure is limited to the replacement value of the contracts rather than the notional amounts.

11. NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Corporation uses the alternative method for calculating net capital, which requires maintaining minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances, as defined. At December 31, 2015, the Corporation's net capital of $299,261,719 exceeded its required net capital of $250,000 by $299,011,719.

12. GUARANTEES

The Corporation guarantees the collection of all margin account balances held by its clearing broker-dealer for the benefit of its customers. The Corporation is responsible for payment to the clearing broker-dealer for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the clearing broker-dealer as of December 31, 2015 was $10,480,823. In the event of any customer default, the Corporation has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Corporation does not maintain any loss reserve.

13. RELATED PARTY TRANSACTIONS

The Bancorp uses a centralized approach to cash management. Cash receipts and payments of trade payables and other disbursements are processed through a centralized cash management system by the Bancorp. All cash derived from or required for the Corporation's operations is applied to or against the payable to the Parent Company.

The payable to the Parent Company of $893,052 represents a net payable as the Corporation has the right and the intent to net settle the payable to and the receivable from the Parent Company. At December 31, 2015, the net payable relates to $1,809,103 in general payables and $721,821 in trade payables, which are decreased by $922,880 in general receivables and $714,992 of trade receivables.

The receivable from affiliated companies of $3,738,568 represents a net receivable as the Corporation has the right and the intent to net settle the payable to and the receivable from the affiliated companies. At December 31, 2015, the net receivable relates to $3,831,903 in general receivables, which are reduced by $93,335 in general payables.

Federal and certain state income taxes are filed on a consolidated basis with the Parent Company or other affiliated companies and are net settled with each entity. At December 31, 2015, the receivables from the Parent Company or affiliated companies relating to income taxes were $500,954.

On September 25, 2015, the Corporation entered into a Pledge Agreement with the Parent Company. Under the Pledge Agreement, the Parent Company agreed to extend credit to the Corporation in the principal amount of $250,000,000. Interest is paid monthly at the target Federal Funds Rate plus 3.375%, which was 3.875% at December 31, 2015. The note is due September 25, 2016 and is secured by certain securities owned by the Corporation. The Corporation had no outstanding borrowings on this note at December 31, 2015.

The Corporation offers a brokerage sweep product that allows customers to sweep excess cash positions into an account at the Parent Company.

The Bancorp has fidelity bonds with coverage that extends to the Corporation. The deductible on these bonds is $7,500,000.

As of December 31, 2015, the Corporation had $40,080,569 cash on deposit with the Parent Company.

14. COMMITMENTS AND CONTINGENCIES

The Corporation leases various offices under operating agreements requiring minimum annual rental payments of $12,600 to be paid annually for years 2016 through 2018.

In the normal course of business, the Corporation is subject to certain litigation. Management is of the opinion, based upon review of its issues, that settlements (if any) not specifically accrued for at December 31, 2015 will not materially impact the Corporation's financial statements.

The Corporation serves as a remarketing agent for variable rate demand notes ("VRDNs"). The VRDNs pay interest to holders at a rate of interest that fluctuates based upon market demand. The VRDNs generally have long-term maturity dates, but can be tendered by the holder for purchase at par value upon proper advance notice. When the VRDNs are tendered, a remarketing agent generally finds another investor to purchase the VRDNs to keep the securities outstanding in the market. The Corporation acts as the remarketing agent to issuers on approximately $1.1 billion of VRDNs as of December 31, 2015.

As remarketing agent, the Corporation is responsible for finding purchasers for VRDNs that are tendered by investors. As of December 31, 2015, the Corporation held $100,000 of these securities in its portfolio and classified them as securities owned, at fair value.

The Corporation routinely enters into when-issued and firm underwriting commitments. At December 31, 2015, the Corporation had six underwriting commitments outstanding which resulted in a net capital haircut of $8,677,455.